SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20059



                          SCHEDULE 13G


           Under the Securities Exchange Act of 1934

                      (Amendment No. 13 )






NAME OF ISSUER:  Moore Products Company


TITLE OF CLASS OF SECURITIES:          Moore Products Company
                                       Common Stock





CUSIP NUMBER:      615836-100





Check the following box if a fee is being paid with this statement: [ ]

CUSIP NO. 615836-100



(1)   Names of Reporting Persons       MELLON BANK CORPORATION
      SS or IRS Identification Nos.         IRS No. 25-1233834
      of Above Persons


(2)   Check the Appropriate Box        (a)
      if a Member of a Group
      (See Instructions)               (b)


(3)   SEC Use Only


(4)   Citizenship or Place                        United States
      of Organization


Number of Shares   (5)  Sole Voting
Beneficially            Power               6,000
Owned by Each
Reporting Person
With               (6)  Shared Voting
                        Power            627,156

                   (7)  Sole
                        Dispositive
                        Power               4,000

                   (8)  Shared
                        Dispositive
                        Power             631,156


(9)   Aggregate Amount Beneficially
      Owned by Each Reporting Person     635,156


(10)  Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)


(11)  Percent of Class Represented
      by Amount in Row (9)                    30.49


(12)  Type of Reporting Person         HC
      (See Instructions)







                            - 2(a) -


CUSIP NO. 615836-100



(1)   Names of Reporting Persons       MELLON BANK, N. A.
      SS or IRS Identification Nos.         IRS No. 25-0659306
      of Above Persons


(2)   Check the Appropriate Box        (a)
      if a Member of a Group
      (See Instructions)               (b)


(3)   SEC Use Only


(4)   Citizenship or Place                        United States
      of Organization


Number of Shares   (5)  Sole Voting
Beneficially            Power               6,000
Owned by Each
Reporting Person
With               (6)  Shared Voting
                        Power            627,156

                   (7)  Sole
                        Dispositive
                        Power               4,000

                   (8)  Shared
                        Dispositive
                        Power             631,156


(9)   Aggregate Amount Beneficially
      Owned by Each Reporting Person     635,156


(10)  Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)


(11)  Percent of Class Represented
      by Amount in Row (9)                    30.49


(12)  Type of Reporting Person         BK
      (See Instructions)







                            - 2(b) -


CUSIP NO. 615836-100



(1)   Names of Reporting Persons       COLEMAN B. MOORE UNDER
      SS or IRS Identification Nos.    DEED CORNELL UNIVERSITY
      of Above Persons                      IRS No. 25-0659306


(2)   Check the Appropriate Box        (a)
      if a Member of a Group
      (See Instructions)               (b)


(3)   SEC Use Only


(4)   Citizenship or Place                        United States
      of Organization


Number of Shares   (5)  Sole Voting
Beneficially            Power                   0
Owned by Each
Reporting Person
With               (6)  Shared Voting
                        Power            240,000

                   (7)  Sole
                        Dispositive
                        Power                   0

                   (8)  Shared
                        Dispositive
                        Power             240,000


(9)   Aggregate Amount Beneficially
      Owned by Each Reporting Person     240,000


(10)  Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)


(11)  Percent of Class Represented
      by Amount in Row (9)                    11.52


(12)  Type of Reporting Person         EP
      (See Instructions)







                            - 2(c) -


               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13G
        (Under the Securities and Exchange Act of 1934)

Item 1(a)          Name of Issuer:

                   Moore Products Company

Item 1(b)   Address of Issuer's Principal Executive Offices:

                   Sunneytown Pike
                   Spring House, PA  19477

Item 2 (a)  Name of Person Filing:

            Mellon Bank Corporation and its Subsidiaries
            (including but not limited to the Subsidiaries of The Boston Company, Inc.) as listed on Exhibit I and Coleman B. Moore Under Deed Cornell University

Item 2(b)   Address of Principal Business Office, or if None,
            Residence:

                   Mellon Bank Corporation
                   One Mellon Bank Center
                   Pittsburgh, Pennsylvania  15258

Item 2(c)   Citizenship:

                   United States

Item 2(d)   Title of Class of Securities:

                   Moore Products Company Common Stock

Item 2(e)   CUSIP Number:

                   615836-100

Item 3             If this statement is filed pursuant to Rules
                   13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)    [ ]  Broker or Dealer registered under
                        Section 15 of the Act.
            (b)    [X]  Bank as defined in Section 3(a)(6) of
                        the Act.









SCHEDULE 13G  (Continued)


             (c)  [ ]   Insurance Company as defined in Section
                        3(a)(19) of the Act.
             (d)  [ ]   Investment Company registered under
                        Section 8 of the Investment Company Act.
             (e)  [ ]   Investment Advisor registered under
                        Section 203 of the Investment Advisers
                        Act of 1940.
             (f)  [X]   Employee Benefit Plan, Pension Fund
                        which is subject to the provisions of
                        the Employee Retirement Income Security
                        Act of 1974 or Endowment Fund; see
                        Section 240.13d-1(b)(1)(ii)(F).
             (g)  [X]   Parent Holding Company, in accordance
                        with Section 240.13-d(1)(b)(ii)(G).
                        (Note:  See Item 7)
             (h)  [ ]   Group, in accordance with Section
                        240.13d(1)(b)(ii)(H).

Item 4  Ownership:

        (a)  Amount beneficially owned:             635,156*
             * See Exhibit II (B) (C).

        (b)  Percent of class:                         30.49

        (c)  Number of shares as to
             which person has:

          (i)     Sole power to vote or
                  to direct the vote:                 6,000

         (ii)     Shared power to vote
                  or to direct the vote:            627,156

         (iii)    Sole power to dispose
                  or to direct the
                  disposition of shares:              4,000

         (iv)     Shared power to dispose
                  or to direct the
                  disposition of shares:            631,156

Item 5  Ownership of Five Percent or Less of a Class:

             N/A













SCHEDULE 13G  (Continued)


Item 6  Ownership of More than Five Percent on Behalf of
        Another Person:

             All of the securities are beneficially owned by Mellon Bank Corporation and subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is 2 . Personal Trust: 362,854 - 15.18%. Charitable Foundation Trust: 240,000 - 11.52%.

Item 7  Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported by the
        Parent Holding Company:

             This Schedule is filed on behalf of Mellon Bank
             Corporation and its Subsidiaries (including but not limited to the Subsidiaries of The Boston
             Company, Inc.) as listed on Exhibit I

Item 8  Identification and Classification of Members of the
        Group:

             N/A

Item 9  Notice of Dissolution of Group:

             N/A

Item 10 Certification:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

















SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 11, 1994

MELLON BANK CORPORATION


By /s/ Michael E. Bleier
  Michael E. Bleier
  General Counsel




MELLON BANK, N. A.


By /s/ Stephen A. Yoder
  Stephen A. Yoder
  Assistant General Counsel





MELLON BANK, N.A. AS CO-TRUSTEE
UNDER THE COLEMAN B MOORE DEED OF TRUST
DATED JULY 7, 1966 FOR CORNELL UNIVERSITY


By /s/ Stephen A. Yoder
  Stephen A. Yoder
  Assistant General Counsel





















                            EXHIBIT I



The shares reported on the attached Form 13G are held by the following subsidiaries of Mellon Bank Corporation (including but not limited to the Subsidiaries of The Boston Company, Inc.) as marked (X):


(A)         Boston Safe Deposit and Trust Company
            Boston Safe Deposit and Trust Company of California
            Boston Safe Deposit and Trust Company of New York
        (X) Mellon Bank, N.A.
            Mellon Bank (Delaware) National Association
            Mellon Bank (MD)

(B)         Franklin Portfolio
            Laurel Capital Advisors
        (X) Mellon Capital Management Corporation
            Mellon Equity Associates
            The Boston Company Advisors, Inc.
            The Boston Company Financial Strategies, Inc.
            The Boston Company Institutional Investors, Inc.





        The Item 3 classification of each of the subsidiaries listed under (A) above is "Item 3(b) Bank as defined in Section
3(a)(6) of the Act."


        The Item 3 classification of each of the subsidiaries listed under (B) above is "Item 3 (e) Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940."

                           EXHIBIT II



(A) Mellon Bank, N.A. is the trustee of the issuer's employee benefit plan (the "Plan") which is subject to ERISA. The securities reported include all shares held of record by Mellon Bank, N.A. as trustee of the Plan. The reporting person, however, disclaims beneficial ownership of all shares that have been allocated to the individual accounts of employee participants in the Plan for which directions have been received and followed.



(B) This number includes securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days.



(C) The filing of this Schedule 13G shall not be construed as an admission that Mellon Bank Corporation, or its subsidiaries and affiliates, including Mellon Bank, N.A., are, for the purposes of this Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.
























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